Exhibit 99.1

Contact:	Trinity Biotech plc	LifeSci Partners, LLC
	Louise Tallon	Eric Ribner
	(353)-1-2769800	(1)-646-751-4363
investorrelations@trinitybiotech.com

RedChip Companies Inc.
Dave Gentry, CEO
(1)-407-644-4256
TRIB@redchip.com

Trinity Biotech Appoints Global Life Sciences Leader as Chief
Commercial Officer

DUBLIN, Ireland (September 3, 2024) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced the appointment of Adrian Donohue as Chief Commercial Officer. Mr. Donohue brings more than 25 years of experience in the sales and marketing of healthcare products.

John Gillard, President and Chief Executive Officer of Trinity Biotech, said, “We are resolute in continuing to execute on our transformation agenda, which will drive greater performance and profitability in our existing product lines, including supporting continued growth in our newest rapid HIV testing product, TrinScreen HIV. Adrian’s appointment to this important leadership role and responsibility for our entire portfolio is a critical step to achieve this commitment and we are delighted to have him join the team.”

Commenting on his appointment, Adrian Donohue said, “It's an exciting time to be joining Trinity Biotech as it executes on a comprehensive transformation plan and positions itself to be a global competitor in the continuous glucose monitor (CGM) market. I look forward to driving the potential of our extensive range of products to deliver significant benefits to our customers and the patients they serve. I am also eager to begin preparations for the international launch of our innovative CGM.”

Throughout this career Mr. Donohue developed a strong reputation as a successful sales and marketing executive with keen business and commercial acumen, particularly with regard to successful launches of life science products in EMEA and more recently Japan.  Mr. Donohue is known as an effective team builder and leader, through his natural engagement and influencing skills. He has a passion for innovation and cutting-edge development and his collaborative style facilitates a productive working culture. These strengths combine with a fresh and innovative approach to developing and delivering on commercial strategies.

Mr. Donohue has more than 25 years of experience in sales and marketing of healthcare products. Adrian developed his knowledge and early career success as a sales representative for Menarini, Eli Lilly and Roche.  He then broadened his commercial experience as Senior Brand Manager at Shire Pharma for six years. Mr Donohue moved on to the role of EMEA Franchise lead at Biomarin for nearly a decade, which led to his promotion to Global Senior Director in 2022.  Mr. Donohue has a primary degree from the University College Dublin and Post Grad Entrepreneurial Studies at Smurfit School of Business.

Forward-Looking Statements

This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterised by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on our purchase of the assets of Waveform, our continued listing on the Nasdaq Stock Market, our ability to  achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2023 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors.  The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

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